Exhibit 99.4

I Ill Broadridge'" VOTING INSTRUCTION FORM ANNUAL MEETING CELESTICA INC. 51 MERCEDES WAY EDGEWOOD NY 11717 WHEN: THURSDAY,APRIL20, 2017 AT 9:30A.M. EDT WHERE: TMX BROADCAST CENTRE, THE EXCHANGE TOWER 130 KING STREET WEST TORONTO,ONTARIO CELESTICA INC. 844 DON HILLS ROAD TORONTO, ONH3C 1V7 CANADA About Voting A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement. The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disdose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse. V2201609 If you have any questions, please contact the person who services your account. We have been requested to forward to you the endosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the endosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement. For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form. For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward. Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote Instruction 2 In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Instruction 4 We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you. To attend the meeting and vote your shares in person If you wish to attend the meeting, mark the appropriate box on the other side ofthis form, and a legal proxy will be issued and mailed to you.The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. This voting form confers discretionary authority to vote on such other business as may properly con\e before the meeting or any adjournment thereof. Disclosure of Information - Electing to Receive Financial Statements securities held in their dients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their dients' securities in contested director elections). Consequently, if you want us to· vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election. If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine• in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. The following instructions provide specifics regarding the meeting for which this voting form applies. Instruction 1 All proposals for this meeting are considered •routine•. We will vote in our discretion on all proposals, if your instructions are not received. If your securities are held by a bank, your securities cannot be voted without your specific instructions. By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes. PLEASE SEE OVER 15101Ql08 4 4 P87137-

VOl"ING INSTRUCTION FORM CELESTICA INC. MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: AIC ANNUAL MEETlNG 1HURSDAY, APRIL 20, 2017 AT 9:30A.M. EDT FOR HOLDERS AS OF MARCH 10, 2017 APRIL 18, 2017 15101Q108 -+ l. *_*_r_s_s_u_E_R_c_o_P_Y_*_*_ . REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. SCANTOVIEW MATERIAL AND VOTE NOW BY TELEPHONE:YOU MAY ENTER YOUR VOTING INSTRUGIONS BY TELEPHONE AT: 1-800-454-8683 BY MAIL:THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAlliN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION I PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE wnwE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.nw liBI• COMPLETE YOUR VOTING DIRECTIONS 1 ELECTION OF DIRECTORS:VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIREITORS (FILL IN ONLY ONE BOX. 00. PER NOMINEE IN BLACK OR BLUE INK) FOR NITHHDLD FOR NITHHDLD 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 01·DANIEL P. DIMAGGIO 07·CAROL S. PERRY 02·WILLIAM A. ETHERINGTON 08-TAWFIQ POPATIA 03·THOMAS S. GROSS 09·EAMON J. RYAN 04-LAURETTE T. KOELLNER 10-MICHAEL M. WILSON OS·ROBERT A. MIONIS 06-JOSEPH M. NATALE ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY BOLD TEXT OVER THE BOXES (FILL IN ONLY ONE BOX • 00 • PER ITEM IN BLACK OR BLUE INK) 2 APPOINTMENT OF KPMG LLP AS AUDITOR OF CELESTICA INC. RECOMMENDATION: FOR 3 AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC. TO RECOMMENDATION: FOR FIX THE 4 ADVISORY RESOLUTION ON CELESTICA INC.'S APPROACH TO EXECUTIVE RECOMMENDATION: FOR COMPENSATION. FOR AGAINST • MD D Y Y FORWITHHOLD 00 REMUNERATION OF THE AUDITOR. FORWITHHOLD 00 00 UNDER SECURITIES REGULATIONS, SECURITYHDLDERS MAY ELECT ANNUALLY TD NONE ANNUAL INTERIM RECEIVE THE ANNUAL INTERIM FINANCIAL STATEMENTS DR BOTH INCLUDING RELEVANT MD&A BY MAIL INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. 0 00 FILLIN THE BOX "Iiiu TO THE RIGHT IF 'roU PLAN TO ATTEND THE MEETING AND .. 0 VOTE THESE SHARES IN PERSON. ljUfitTHIS DOCUMENT MUST BE SIGNED AND DATED *ISSUER CONFIRMATION COPY·ONLY*